UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul Reports Preliminary Impact of Truck Driver’s Strike

São Paulo, June 01, 2018 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, announces today the preliminary operational and financial impact of Brazil’s truck drivers’ strike that began on May 21st.

•         Operating results are currently forecast to have a one-time impact from the strike of approximately R$ 50 million, to be recognized in full in the second quarter of 2018.

•         The strike led to 169 operational flight cancellations out of a total of 2,637 flights between May 24 and May 27 due to jet fuel shortages at several airports supplied by fuel trucks. The Company also proactively reduced flight schedules by an additional 523 flights from May 28 to June 3 in response to higher than average customer cancelation and no-show rates.

•         Azul implemented several initiatives to minimize the impact of the strikes, including fuel tankering operations and technical refueling stops, waiving cancellation and change fees for affected flights, and implementing shuttle services to help crewmembers reach their work stations.

According to John Rodgerson, Azul’s CEO, “our crewmembers have been working very hard to accommodate our customers over the past few days and we remain committed to offering the best travel experience possible. Our network strength, diversified fleet and strong corporate culture were key to help minimize the short-term impact of this unexpected event. We remain confident in our business strategy and our ability to maximize customer and crewmember satisfaction while delivering superior value to our shareholders.”

Azul will hold a conference call to discuss this investor update on Friday, June 1st at 11:00 am EST.

Conference Call Details:

Friday, June 1st, 2018

11h00 (EST) | 12h00 (Brasília time)

USA: +1 412 317 6029

Brazil: +55 11 3193 1001 | +55 11 2820 4001

Code: AZUL

Replay:

+55 11 3193 1012 | +55 11 2820 4012

Code for English: 173377#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 739 daily flights to 106 destinations. With an operating fleet of 120 aircraft and more than 10,000 crewmembers, the company has a network of 206 non-stop routes as of March 31, 2018. This year, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2017, the Company was elected best low cost carrier in South America for the seventh consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 1, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer